Contact

www.linkedin.com/in/jared-stein-5a347820 (LinkedIn)

Top Skills

Private Equity
LBO
Venture Capital

Jared Stein

Founder & Partner at Monogram Capital Partners
Los Angeles

Experience

Monogram Capital Partners
Founder & Partner
January 2014 - Present (8 years 4 months)
Los Angeles, CA

Foxtrot
Board Member
July 2020 - Present (1 year 10 months)

OLIPOP PBC
Board Member
November 2021 - Present (6 months)

Genexa
Board Member
February 2021 - Present (1 year 3 months)

Planet Fitness
4 years 7 months

Board Member
November 2021 - Present (6 months)

Board Member of Grand Fitness Partners, top 10 Franchisee within the Planet Fitness System

Board Member
October 2017 - November 2021 (4 years 2 months)

Board Member of Planet Fitness Atlantic, top 15 Franchisee within the Planet Fitness system

Country Archer Provisions
Board Member
March 2016 - Present (6 years 2 months)

Oatly

Major Investor
August 2020 - Present (1 year 9 months)

Chewy
Major Investor
August 2016 - Present (5 years 9 months)

Golden Gate Capital
Vice President
March 2012 - February 2014 (2 years)

Huntsman Gay Global Capital
Senior Associate
September 2010 - February 2012 (1 year 6 months)

Bain Capital
Associate
2006 - 2008 (2 years)

Goldman Sachs
Analyst
2004 - 2006 (2 years)

Education

Stanford University Graduate School of Business
Master of Business Administration (MBA) · (2008 - 2010)

Duke University
BA, Economics · (2000 - 2004)